1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

November 23, 2020

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,412

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,412 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI USA Momentum Factor ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on November 5, 2020. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:    Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response:    As requested, the Trust has provided a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2:     Please reorder the principal risks in order of importance for the top 3-5 risks rather than listing all of the risks alphabetically.

Response:    The Trust is reviewing the guidance from the Division of Investment Management internally. Additionally, the Trust respectfully notes the following language currently in the sections entitled “Fund Overview - Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

NEW YORK   WASHINGTON   HOUSTON   PALO ALTO   SAN FRANCISCO   CHICAGO   PARIS   LONDON   FRANKFURT   BRUSSELS   MILAN   ROME

Securities and Exchange Commission

November 23, 2020

Comment 3:    The second paragraph of the Fund’s Principal Investment Strategy section states: “After the constituent changes for the Parent Index are determined at each rebalancing, the Index Provider distributes the changes over three days for the Underlying Index leading into the rebalancing effective date.” The Staff requests that the registrant clarify this sentence and the exact timing of rebalancings of the Fund’s Underlying Index. The Staff also requests the registrant clearly state how often rebalancing takes place.

Response:    The Registrant has revised the second paragraph of the Fund’s Principal Investment Strategy section as follows (additions in bold and underline text, deletions in strikethrough text):

A risk-adjusted price momentum, defined by MSCI as the excess return over the risk-free rate divided by the annualized standard deviation of weekly returns over the past 3-years, is calculated for each security in the ~~MSCI USA~~ Parent Index over 6- and 12-month time periods. The 6- and 12-month risk adjusted price momentum calculations are then standardized at plus- or minus- 3 standard deviations and translated into an average momentum score. The weight of each ~~Parent~~ Underlying Index constituent is determined by multiplying the security’s momentum score by its market capitalization-weight in the ~~MSCI USA~~ Parent Index. Additionally, each individual issuer is capped at 5% at reconstitution. MSCI uses an algorithm to determine the number of components in the ~~Parent~~ Underlying Index based on the number of constituents in the ~~MSCI USA~~ Parent Index. The ~~number of components of the~~ Underlying Index ~~and Parent Index are evaluated~~ is reconstituted semi-annually. After the constituent changes ~~for the Parent Index~~ are determined at each semi-annual reconstitution ~~rebalancing~~, the Index Provider distributes ~~the~~ those changes over three days—generally the two business days prior to, as well as the reconstitution effective date—to reconstitute ~~for~~ the Underlying Index ~~leading into the rebalancing effective date~~. As of August 31, 2020, there were 125 securities in the Underlying Index.

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Securities and Exchange Commission

November 23, 2020

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Nick Cordell

Michael Gung

George Rafal

Samuel Bolam